SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

CALL NOTICE – ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of TIM Participações S.A. (“Company”) are called upon, as set forth in the Section Nr. 124 of the Brazilian Law Nr. 6,404/1976, to attend to the Company’s Annual and Extraordinary Shareholders’ Meeting to be held on April 11th, 2010, at 11:00 am, at the Company’s head office, located at Avenida das Américas, Nr. 3,434, 1st Block, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:
On Annual Shareholders` Meeting: (1) To resolve on the management’s report and the individual and consolidated financial statements of the Company on IFRS basis, dated as of December 31, 2010; (2) To resolve on the proposal for the allocation of the results related to the fiscal year 2010 and distribution of dividends by the Company; (3) To resolve on the proposed Company’s capital budget; (4) To resolve on the proposed compensation to the Company’s managers during the year 2011; (5) To appoint the regular and the alternate members of the Company`s Board of Directors, as well as its Chairman; and (6) To appoint the regular and alternate members of the Company’s Board of Auditors and to resolve on the proposed compensation to those members.
On Extraordinary Shareholders` Meeting: to resolve on the following proposals: (1) Extension of the period of the Cooperation and Support Agreement, to be entered into by and between Telecom Italia S.p.A. and TIM Celular S.A., with the Company as intervener; and (2) Company`s capital increase, related to the tax benefit accrued by TIM Celular S.A. during 2010, with the issuance of new shares, which results from the amortization of the goodwill accounted by the subsidiaries in the year 2000, and the resulting amendment to the Section 5th of the Company`s By-Laws.
General Instructions:

  All the documents and information pertinent to the matters to be analyzed and resolved on at the Shareholders’ Meeting are at the shareholders’ disposal at the Company’s head office, as well as in the websites www.tim.com.br/ri, www.cvm.gov.br and www.bmfbovespa.com.br.
  The Shareholder interested in exercising its voting right in this Shareholder’s Meeting may do it through the website www.tim.com.br/ri.
  Pursuant to the provided for in the CVM Instruction No. 165/91, as amended by the CVM Instruction No. 282/98, the minimum percentage of participation in the Company’s voting capital to request the adoption of the multiple voting process in the election of the Board of Directors is of five percent (5%).
  The shareholders or their qualified representatives shall observe, for participation in the Shareholders’ Meeting called upon herein, the provisions set forth in the Section Nr. 126 of the Brazilian Law Nr. 6,404/1976 and the sole paragraph of the Section 15 of the Company’s By-Laws. Pursuant to the provision of the 2nd paragraph of the Section 10th of the Company’s By-Laws, the holders of preferred shares shall be entitled to vote on all the matters subject to resolution listed on the agenda of the Shareholders’ Meeting called upon herein. Accordingly, the shareholders to be represented at the Shareholders’ Meeting shall deposit at the Company’s head office the respective documentation which support such shareholders’ representation, including the power of attorney and/or articles of incorporation and corporate acts related to the appointment, as the case may be, and the representative’s identification document, in up to 02 (two) business days prior to the Shareholders’ Meeting. Within the same term, the holders of book entry shares or shares held in custody shall deposit copies of the identity card and the respective share statement issued at least 05 (five) business days prior to the Shareholders’ Meeting. The documentation mentioned herein shall be forwarded to the following address: TIM Participações S.A., Investor Relations Department, Mr. Claudio Zezza, Avenida das Américas, Nr. 3,434, 1st Block, 6th floor, Zip Code: 22.640-102, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), March 10th, 2011.
Manoel Horácio Francisco da Silva
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2011

TIM PARTICIPAÇÕES S.A.

By:	/s/ Claudio Zezza
Name: Claudio Zezza Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.